EndoCeutics, Inc.

2989, de la Promenade

Québec (Québec) G1W 2J5

CANADA

June 26, 2007

VIA EDGAR and FACSIMILE

Mr. Gregory S. Belliston

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 6010

Washington, D.C. 20549-1090

Re:	EndoCeutics, Inc. (Registration No. 333-140927);

Application for Withdrawal of Registration Statement on Form F-1

Dear Mr. Belliston:

EndoCeutics, Inc. (“Registrant”) hereby requests the withdrawal, effective immediately, of that Registration Statement on Form F-1 (File Number 333-140927), originally filed by Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on February 27, 2007, as amended by Amendment No. 1 thereto filed with the Commission on March 16, 2007, Amendment No. 2 thereto filed with the Commission on March 28, 2007, Amendment No. 3 thereto filed on April 5, 2007, Amendment No. 4 thereto filed on April 18, 2007, Amendment No. 5 thereto filed on May 2, 2007 and Amendment No. 6 thereto filed on May 9, 2007 (collectively, the “Registration Statement”), relating to the registration under the United States Securities Act of 1933, as amended (the “Securities Act”), of an initial public offering of up to 6,612,500 of Registrant’s common shares (the “Offering”). No common shares were sold in connection with the Offering.

Registrant’s decision to submit an application for withdrawal is based upon several factors, including current market conditions and adjustments made to the schedule of the Phase III clinical studies, which have caused Registrant to reconsider its immediate financing plans.

Registrant also informs the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Sincerely,

EndoCeutics, Inc.

By:	/s/ Claude Doré
Claude Doré,
Chief Financial Officer